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25002054

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing
FEB 28 2025
Washington, DC

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Itau BBA USA Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

599 Lexington Avenue, 24th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Matthew Dukes	(212) 710 6753	matthew.dukes@itau.us
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PricewaterhouseCoopers LLP
(Name – if individual, state last, first, and middle name)

545 NW 26TH STREET - SUITE 800	MIAMI	FL	33127
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, MATTHEW DUKES, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ITAU BBA USA SECURITIES, INC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely ~~as that of a customer.~~

RUTE MEGUMI WADA
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01WA0007814
Qualified in NEW YORK County
Commission Expires 05/16/2027

Notary Public

Signature:

Title:
EXECUTIVE REPRESENTATIVE

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Itau BBA USA Securities, Inc.
Index
December 31, 2024

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of Itau BBA USA Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Itau BBA USA Securities, Inc. (the "Company") as of December 31, 2024, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying Computation of Net Capital Under Rule 15c3-1 of the Securities Exchange Commission (Schedule I) and the Computation for Determination of Reserve Requirements and Information related to Possession or Control Requirements Under Rule 15c3-3 of the Securities Exchange Commission (Schedule II) as of December 31, 2024 (collectively, the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

February 25, 2025

We have served as the Company's auditor since 2008.

Itau BBA USA Securities, Inc.
Statement of Financial Condition
December 31, 2024

Assets		
Cash	$	537,395,807
Restricted cash		4,155,485
Receivables from affiliates		1,892,015
Receivable from clearing organizations		14,339,993
Syndicate fees receivable		1,856,281
Right-of-use asset		21,426,065
Fixed assets and leasehold improvement, at cost, net of accumulated depreciation and amortization of $9,378,746		10,466,727
Deferred tax assets, net		12,213,210
Current tax receivable		857,842
Deferred rent		3,106,354
Prepaid expenses		1,898,604
Other assets		2,146,335
Total assets	$	611,754,718
Liabilities and Stockholder's Equity		
Liabilities		
Lease liability		52,628,855
Payables to affiliates		3,890,667
Accounts payable and accrued expenses		30,347,388
Total liabilities		86,866,910
Stockholder's Equity		
Common stock - $0.01 par value, 10,000 shares authorized, issued and outstanding		100
Additional paid-in capital		439,448,577
Retained earnings		85,439,131
Total stockholder's equity		524,887,808
Total liabilities and stockholder's equity	$	611,754,718

Confidential Treatment Requested
The accompanying notes are an integral part of these financial statements

Itau BBA USA Securities, Inc.
Statement of Income
Year Ended December 31, 2024

Revenue		
Underwriting revenue	$	25,714,348
Commissions		23,715,861
Interest		23,590,047
Revenue from affiliates		7,758,388
Research fees		3,512,771
Sublease income		3,436,499
Other		1,607,872
Total revenue		89,335,786
Expenses		
Employee compensation and benefits		17,099,708
Referral fees and shared services to affiliates		9,459,334
Occupancy		9,369,737
Communication and data processing		5,636,664
Brokerage		4,751,374
Marketing and promotion		4,643,878
Professional fees		3,127,731
Other		2,981,431
Total expenses		57,069,857
Income before income tax		32,265,929
Provision for income taxes		9,470,640
Net Income	$	22,795,289

The accompanying notes are an integral part of these financial statements.

Itau BBA USA Securities, Inc.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2024

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balance, December 31, 2023	$ 100	$ 439,448,577	$ 62,643,842	$ 502,092,519
Net Income	-	-	22,795,289	22,795,289
Balance, December 31, 2024	$ 100	$ 439,448,577	$ 85,439,131	$ 524,887,808

The accompanying notes are an integral part of these financial statements.

Itau BBA USA Securities, Inc.
Statement of Cash Flows
Year Ended December 31, 2024

Cash flows from operating activities	
Net income	$ 22,795,289
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation and amortization	1,917,133
Deferred income tax	139,462
Operating lease expense	(4,075,698)
(Increase)/decrease in operating assets	
Receivables from affiliates	123,135
Receivable from clearing organizations	21,538,747
Securities failed-to-deliver	3,685,996
Current tax receivable	(783,587)
Syndicate fees receivable	647,181
Deferred rent	265,586
Prepaid expenses	845,477
Other assets	930,954
Increase/(decrease) in operating liabilities	
Accounts payables and accrued expenses	10,510,401
Payables to affiliates	1,750,596
Taxes payable	(1,139,446)
Securities failed-to-receive	(3,685,996)
Net cash provided by operating activities	55,465,230
Cash flows from investing activities	
Purchase of furniture and fixtures, equipment and leasehold improvements	(6,998,396)
Net cash used in investing activities	(6,998,396)
Cash and restricted cash	
Net increase in cash and restricted cash	48,466,834
Cash and restricted cash at beginning of year	493,084,458
Cash and restricted cash at end of year	$ 541,551,292

Supplementary disclosure of cash flow information

Cash paid during the year for	
Interest	$ 282,926
Taxes	$ 6,887,000

The accompanying notes are an integral part of these financial statements.

1. Organization and Description of the Business

Itau BBA USA Securities, Inc. (the "Company"), a Delaware corporation, is wholly owned by ITB Holding Brasil Participacoes Ltda, (the "Parent"). The ultimate parent entity is Itau Unibanco Holding S.A. ("Itau Unibanco"), a publicly owned Brazilian banking corporation. The Company is an investment advisor and a registered broker-dealer with the Securities and Exchange Commission ("SEC"), a member of the Financial Industry Regulatory Authority ("FINRA") and is a member of the Securities Investor Protection Corporation ("SIPC").

The Company's business activities include investment banking, institutional sales, and trading with respect to U.S. and international securities. The Company clears its U.S. transactions through a third-party clearing broker. International transactions are cleared through two affiliates and another third-party broker-dealer.

2. Significant Accounting Policies

Cash and Restricted Cash

Cash consists of cash held on deposit at banks. Cash on deposit with financial institutions may, at times, exceed Federal Depository insurance limits. Amounts included in restricted cash primarily represent those required to be set aside by contractual agreements associated with the Company's leases at the GM building.

Cash	$	537,395,807
Restricted cash		4,155,485
Total cash and restricted cash	$	541,551,292

Depreciation and Amortization

Fixed assets are depreciated on a straight-line basis over their estimated useful lives of three to seven years. Leasehold improvements are amortized on a straight-line basis over the shorter of the economic useful life of the improvement or the term of the lease.

Revenue Recognition

Underwriting revenue includes gains, losses and fees arising from securities offerings in which the Company acts as an underwriter or agent. Underwriting fees are recorded when all performance obligations are satisfied. Uncollected underwriting fees are recorded as syndicate fees receivable on the Statement of Financial Condition. Revenue is recognized on the pricing date (the date on which the Company purchases the securities from the issuer) for the portion the Company is contracted to buy. The Company believes its performance obligation is satisfied on the pricing date because that is when there are no significant actions which the Company needs to take subsequent to this date and the issuer obtains the control and benefit of the capital markets offering at this point. The Underwriting commission payment terms is 90 days after the settlement of the deal.

Commissions revenue earned from customer's equity transactions are recorded gross of related brokerage, clearing and exchange fees on the Statement of Income. The Company buys and sells securities on behalf of its customers. Each time a customer enters a buy or sell transaction, the Company charges a commission based on the dollar amount or trading volume of the security. Commissions and related clearing expenses are recorded on a trade date basis (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customers). The Company believes that the performance obligation is satisfied on the trade

date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. Commissions for transactions settled by Pershing are settled in the Firm Account on transaction settlement. Commission for transactions settled by affiliates are paid during the next 10 days of the following month.

Revenues from affiliates are reimbursement of related party transactions under service level agreements, some of which are based on cost and others are at cost plus agreed upon mark ups. Revenues are recorded when an associated cost exists as defined in the service level agreements. The payment is made annually during the first week of December, covering the period from the previous year December through the current November.

The Company subleases a leased office space at 767 Fifth Avenue ("GM") to two third parties. The first third party has a lease term of 9.6 years, from July 15, 2020 to December 29, 2029. The average monthly payment is $170,792 and the revenue recognized for 2024 is $1,852,894. The second third party has a lease term of 7.8 years from May 25, 2022 to December 29, 2029. The average monthly payment is $153,394 and the revenue recognized for 2024 is $1,583,605.

Research fees are determined based on the type and volume of research provided to each customer. The Company recognizes research fees as revenue when all performance obligations are satisfied by delivering research services provided to the customers, and the associated cash is received.

Concentrations of Credit Risk

The Company measures exposure to credit risk associated with its activities on an individual counterparty basis and also regularly monitors concentrations and trends in the portfolio. Credit limits are regularly reviewed in light of changing counterparty and market conditions and are monitored daily. The Company has also established concentration limits on the types and credit quality of assets it accepts as collateral, in order to limit undue concentrations in the event of default. The Company considers credit risk on its receivables each period end based on past events, current conditions, and reasonable and supportable forecasts, concluded any expected credit losses are immaterial.

Income Taxes

Deferred tax assets and liabilities are recorded based on temporary differences between the reporting of income and expenses for financial and tax purposes.

Valuation allowances are established for deferred tax assets when it is deemed more likely than not that such assets will not be realized. The Company evaluates the potential need for a valuation allowance on its deferred tax assets each year. In accordance with ASC 740, the Company looks to the availability of tax carryback or carryforward periods, the reversal of deferred tax liabilities, tax planning strategies, and future projections of income in assessing whether a valuation allowance is necessary.

The Company files a standalone U.S. federal tax return and unitary consolidated state and local tax returns in California, New York State, New York City, Connecticut, and Massachusetts. As a result of filing unitary state and local tax returns, the Company calculates current and deferred taxes using a benefit for loss approach.

The Company follows the accounting guidance for uncertainty in income taxes using the provisions of ASC 740 – Income Taxes. Using the guidance, tax positions initially need to be recognized in the

financial statements when it is more-likely-than-not the position will be sustained upon examination by the tax authorities.

Stock Based Compensation
Stock-based compensation is measured based on the grant date fair value of the awards. In line with ASC 718 Compensation – Stock Compensation these stock-based classified awards are remeasured at the end of the reporting period based on the current market value. All stock-based compensation plans established are by Itau Unibanco and correspond to awards that will be settled in cash amounts based on the market value of shares of Itau Unibanco. A description of stock-based compensation arrangements is included in Notes 8 and 9.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Fixed Assets

A summary of the components of fixed assets at December 31, 2024 is as follows:

Leasehold Improvements	$	16,503,018
Equipment		1,872,427
Software		288,798
Furniture and fixtures		1,181,231
		19,845,473
Accumulated depreciation		(9,378,746)
	$	10,466,727

Depreciation and amortization expense for the year ended December 31, 2024 was $1,917,133 which is included in the Occupancy line of the Statement of Income.

4. Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1") which requires the maintenance of a minimum net capital of $250,000.

The Company has elected to use the alternative method, permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital equal to the greater of $250,000 or 2% of aggregate debit items, as defined by the SEC and FINRA. At December 31, 2024, the Company had net capital of $67,269,685, which was $67,019,685 in excess of the minimum net capital required by SEC Rule 15c3-1.

The Company operates as an introducing broker by clearing all transactions with and for customers through its foreign affiliates or U.S. clearing broker. The Company also receives transaction-based compensation for identifying potential merger and acquisition opportunities for clients. The operations of the Company do not include directly or indirectly receiving, holding, or otherwise owing funds or securities for or to customers. The Company has claimed an exemption from SEC Customer

Protection Rule 15c3-3 ("Rule 15c3–3") under section (k)(2)(i) and (ii). The Company also files an exemption report for the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073.

5. Receivable from Clearing Organizations

Receivable from clearing organizations and broker dealers include amounts receivable from unsettled trades, accrued interest receivables and cash deposits. The Company trades are cleared through a clearing firm and settled daily between the clearing firm and the Company. Because of this daily settlement, the amount of unsettled credit exposure is limited to the amount owed to the Company for a very short period of time. In December 2024, due from broker dealers and clearing organization was $14,339,993. Historically, the clearing firm has demonstrated the ability to continuously, without delay or interruptions, make the Company's cash balances available to the Company and no credit losses were recognized during the year. The Company continually reviews the credit quality of its counterparties and clearing firm.

The Company clears its customer transactions through other broker-dealers on a fully disclosed basis.

The Company acts as a chaperone broker-dealer on behalf of its foreign broker-dealer affiliates in accordance with SEC Rule 15a-6. As such, the Company is required to maintain books and records that identify open trades and failed transactions. Additionally, the Company is required to take a net capital charge for failed transactions, even if the foreign broker-dealer is required to take a fails charge under foreign law. The Company records all chaperoned failed-to-deliver as an asset and the corresponding failed-to-receive as a liability on the Statement of Financial Condition. There were no failed-to-deliver or failed-to-receive as of December 31, 2024. See Note 13 for further details on related party transactions.

6. Income taxes

The Company's results of operations are included in a standalone U.S. federal tax return. The Company computes its provision for income taxes on a separate company basis. The Company files several combined state and local tax returns. The Company computes its provision / (benefit) for income taxes using the benefit for loss basis as described in Note 2.

The components of the provision for income taxes for the year ended December 31, 2024, are as follows:

	Current	Deferred	Total
Foreign	$ 2,092,139	$ -	$ 2,092,139
Federal	4,929,967	1,295,362	6,225,328
State and local	2,309,074	(1,155,900)	1,153,174
	$ 9,331,179	$ 139,462	$ 9,470,640

The components of the deferred tax assets / (liabilities) are as follows:

Deferred tax assets:		
Lease Liability	$	14,050,249
Deferred compensation		3,905,469
Depreciation and amortization		893,490
Gross deferred tax assets		18,849,208
Deferred tax liabilities:		
Deferred Rent		(829,299)
Right-of-use asset		(5,806,699)
Gross deferred tax liabilities		(6,635,998)
Net deferred tax assets	$	12,213,210

Management has evaluated the Company's ability to realize the deferred tax asset and has concluded that it is more likely than not that it can be recognized. For the year ended December 31, 2024, the Company does not have a valuation allowance recorded against its deferred tax assets.

A reconciliation between the Federal statutory tax rate of 21% and the effective tax rate is as follows:

Federal Statutory Tax	$	6,775,845
Permanent Adjustments		47,948
Foreign Taxes		1,652,789
State Income Taxes		2,025,676
Deferred Rate Change/Deferred Only Adjustment		(1,031,617)
	$	9,470,640

As of December 31, 2024, the Company had no significant uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

The Company's federal, New York State, New York City, Connecticut, California, and Massachusetts 2021-2024 tax returns are open to examination by the taxing authorities of each respective jurisdiction. The New York State tax year 2016-2018 tax audit has been closed and there are no adjustments for this audit.

7. Employee Benefit Plans

The Company sponsors a defined contribution 401(k) plan ("the Plan") in which substantially all employees are eligible to participate. Under the terms of the Plan, the Company is required to make contributions to the Plan equal to 100% of the contributions made by each Company participant, up to certain limits. For the year ended December 31, 2024, the Company had $340,190 of expenses associated with the plan which is recorded in employee compensation and benefits.

8. Deferral Bonus Program

The Company's ultimate parent, Itau-Unibanco, operates a cash bonus deferral program. Under the program a portion of an individual's bonus over a certain threshold amount is deferred and vests over a 3-year period, payable in three annual payments over the next three years. Deferred amounts granted to Managing Directors ("MDs") are converted to Phantom Shares and linked to SOFR. Deferral amounts are also granted to certain MDs electing to participate in the parent Company's Phantom Share-linked Instruments Program (see Note 9). An individual with a deferral must be an employee of the Company on (unless the Company and the employee have agreed otherwise) each vesting date to be eligible to receive payment. Total deferred bonus expensed for the year ended December 31, 2024 is $1,120,573 which is included in employee compensation and benefits on the Statement of Income.

9. Phantom Share-linked Instruments Program

Certain elected MDs are entitled to invest a percentage of their cash and deferred bonus to receive a future cash amount linked to the market value of preferred shares of Itau Unibanco (ITUB4) at a vesting date in accordance with stipulated vesting conditions. The company terms this investment as "Phantom Shares". With respect to the deferred portion acquired, 1/3 shall have a vesting period of 1 year, 1/3 shall have a vesting period of 2 years and 1/3 shall have a vesting period of 3 years, all calculated from the grant date. Additionally, the Company matches the net cash equivalent of the employee's investment (own and deferred) at a ratio of 150%. Own refers to an employee cash bonus which they elect to invest in the program, vesting immediately upon election. Employees earn this "matching" as these vest 50% over 3 years and the remaining 50% over the succeeding 5 years. When employees are terminated or choose to retire, they forfeit the unvested portions (except in certain circumstances).

Payments relating to the own and deferred phantom shares are made 3 years (50%) and 5 years (50%) from the grant date. Payments for the matched phantom shares are made 5 years (70%) and 8 years (30%) from the grant date. The employee is not entitled to any shares in kind; all payments are made in cash.

The Company measures compensation cost related to the share-linked instruments by calculating the mark-to-market value of the granted shares based on the closing price of Itau Unibanco preferred shares at December 31, 2024. The Company recorded a compensation expense relating to share-linked instruments of $1,848,144 for the year ended December 31, 2024, all of which has been included in employee compensation and benefits on the Statement of Income. The total obligation that has been recorded as of December 31, 2024 under this program was $6,312,885 which is recorded in accounts payable and accrued expenses on the Statement of Financial Condition.

10. Commitments and Contingencies

The Company leases office space under non-cancelable operating leases with third parties. The office space lease agreement, in addition to base rent, is subject to escalation based on certain costs incurred by the landlord. The annual expense incurred is generally in excess of the minimum annual rental commitment due to additional utility and maintenance charges allocated to the Company under the terms of the lease.

Minimum future lease commitments under non-cancelable leases at December 31, 2024 are as follows:

Year		Amount
2025	$	8,980,239
2026		10,617,374
2027		10,617,374
2028		10,617,374
2029		10,626,199
Thereafter		7,983,231
Total commitments	$	**59,441,791**

Rent expense for the year ended December 31, 2024 was $5,584,736, which is included in the Occupancy line of the Statement of Income.

The Company has two collateralized stand-by letters of credits (SBLC) issued by a third-party bank, one due in September 2025 and the other due in December 2025. Both SBLCs are on deposit with the respective landlords totaling $3,895,352, and is recorded in restricted cash on the Statement of Financial Condition.

The Company has future commitments for deferred bonuses totaling $2,205,101 as of December 31, 2024, as disclosed in Note 8.

11. Leases

The Company leases an office at 599 Lexington Avenue ("599 LEX"). The Company recognizes a lease liability and a right of use (ROU) asset at the assignment date of the lease. The lease liability is initially and subsequently recognized based on the present value of the remaining minimum lease payments discounted at the incremental borrowing rate. The implicit rate of this lease is not readily determinable therefore we use an incremental borrowing rate calculated based on the information available at the time of recording the lease liability. The Company's incremental borrowing rate is 4%. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments). Lease cost for lease payments is recognized on a straight-line basis over the lease term. The remaining lease term is 10 years

ROU asset and lease liability for the year ended December 31, 2024 was $12,839,919 and $12,591,362 respectively, included in the Statement of Financial Condition.

The Company leases an office space at 767 Fifth Avenue ("GM"). The Company recognizes a lease liability and a ROU asset at the commencement date of the lease. For this lease, the Company has elected to use the practical expedient to account for certain fixed non-lease components in the total liability. The implicit rate of this lease is not readily determinable therefore we use an incremental borrowing rate calculated based on the information available at the time of recording the lease liability. The Company's incremental borrowing rate is 4%. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term. The remaining lease term is 5 years.

ROU asset and lease liability for the GM lease for the year ended December 31, 2024 was $8,586,145 and $40,037,492 respectively, included in the Statement of Financial Condition.

12. Off-Balance Sheet Risk

In the normal course of business, the Company is involved in the execution and settlement of various securities transactions. The Company introduces all of its customer domestic transactions to a third-party clearing broker and all of its customer international transactions to a third-party clearing broker and affiliated clearing broker, which are not reflected in these financial statements (except for failed-to-deliver and failed-to-receive), who clear such transactions on a "fully disclosed" basis. The third party and/or affiliated clearing broker may charge the Company for introduced client nonperformance, pursuant to the terms of these agreements. As the right to charge the Company has no maximum amount and applies to all trades executed and/or cleared through the clearing brokers, the Company believes there is no maximum amount assignable to this right. At December 31, 2024, the Company has recorded no liabilities with regard to the right.

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations.

13. Related Party Transactions

The Company enters into certain transactions and service arrangements with affiliates which are subject to service level agreements. All of these affiliates, which include offshore broker-dealers and banking institutions, are beneficially owned by the ultimate parent Itau Unibanco. In addition, the Company executes, clears, and custodies certain of its securities transactions with affiliates. The Company at times is also referred underwriting transactions from the ultimate parent Itau Unibanco. There were no transactions denominated in foreign currencies during the year.

The following table sets forth the Company's related party assets and liabilities as of December 31, 2024:

Assets	
Cash	$419,280,625
Total cash	**419,280,625**
Receivables from affiliates	1,892,015
Total receivables	**1,892,015**
Liabilities	
Payables to affiliates	3,890,667
Total liabilities	**$ 3,890,667**

Included in the Statement of Income are revenues and expenses resulting from various securities trading activities with certain affiliates, as well as fees for administrative services performed by the Company under the terms of various agreements.

The following table sets forth the Company's related party revenues and expenses for the year ended December 31, 2024:

Revenues		
Commissions	$	13,294,176
Revenue from affiliates		7,758,388
Interest		16,263,695
Underwriting revenue		3,707,918
Total revenues		**41,024,176**
Expenses		
Referral fees and shared services to affiliates	$	9,459,334
Brokerage		2,650,314
Interest		282,926
Total expenses	**$**	**12,392,573**

The Company has a transaction and service arrangement with an affiliated broker-dealer in Brazil, Itau Corretora de Valores S.A., to execute and clear its BMF&BOVESPA securities transactions and similar arrangement with another affiliated broker-dealer in Chile, Itau CorpBanca, to clear and execute securities trades through the Bolsa de Santiago. For the year ended December 31, 2024, the commissions received from, and brokerage expenses paid to, Itau Corretora de Valores S.A. and Itau CorpBanca Corredores de Bolsa S.A. was $13,294,176 and $2,650,314 respectively, as disclosed in the table above.

Under service level agreements with Itau Unibanco S.A. Nassau Branch, a related party and Itau Unibanco S.A., a related party, the Company provides payroll, administration, occupancy, equipment, and information services. The expenses of the services provided are allocated proportionally at cost plus an agreed upon mark up. During the year ended December 31, 2024, revenues earned associated with these agreements totaled $7,731,931 included in revenues from affiliates, as disclosed in the table above.

Under a service level agreement between the Company and Itau Unibanco S.A. – Miami Branch, Itau USA Asset Management, Inc, Banco Itau International, and Itau International Securities (each a related "Party" and collectively the "Parties"), the Parties have agreed to enter into this agreement for the purpose of regulating their relationship with one another with respect to the Parties reimbursing one another for expenses incurred in relation to the sharing of office premises and certain activities at their respective registered offices. As part of this agreement certain officers' proportional expenses are allocated to the Company. During the year ended December 31, 2024, the amounts reimbursed for these costs totaled $2,199,555 included in Referral fees and shared services, as disclosed in the table above.

Under service agreements with certain foreign affiliates, the Company receives referral and research services and reimburses the affiliates for the associated fees at cost plus agreed upon mark ups. During the year ended December 31, 2024, fees for these services totaled $6,334,097 included in Referral fees and shared services, as disclosed in the table above.

The Company has entered into investment banking agreements (IB Agreements) with Itau CorpBanca, by itself or one of its affiliates and Itau Comisionista de Bolsa Colombia S.A., by itself or one of its affiliates, (each a related "Party" and collectively the "Parties"), whereas the Parties agreed to jointly develop investment banking activities and to regulate the allocation of the economic benefits resulting from this cooperation. During the year ended December 31, 2024, the amount of revenues

earned relating to underwriting totaled $3,707,918 and the amount of fees reimbursed totaled $925,682 and is included in referral fees and shared services to affiliates, disclosed in the table above.

The Company maintains a direct deposit account with Itau Unibanco S.A. Miami Branch, an affiliated bank. As of December 31, 2024, the balance in the account was $419,280,625. During the year ended December 31, 2024, interest earned associated with this account totaled $16,263,695 as disclosed in the table above.

The Company received a loan from Itau Unibanco S.A. Miami Branch during the year ended 2024. Interest expense associated with this loan totaled $282,926 as disclosed in the table above.

The Company enters into a revenue sharing agreement with Itau BBA Europe, S.A., an affiliate, whereas the Company provides research reports to the affiliate. The affiliate shares research revenues received, net of expenses, with the Company. The total amount received from this arrangement totaled $26,457 and is included in revenue from affiliates as disclosed in the table above.

As discussed in Note 6, the Company is a member of a consolidated/combined tax group and settles tax payments/refunds with its affiliates.

14. Single Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including principal transactions, agency transactions, investment banking, and investment advisory businesses. The Company has identified its Board of Directors as the chief operating decision makers ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether and how to invest the available capital. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The CODM reviews segment performance at the level where they regularly assess financial results based on Income Statement.

15. Legal Proceedings

The Company is not involved in any lawsuits concerning matters arising in connection with the conduct of the Company's business.

16. Subsequent Events

The Company has evaluated subsequent events occurring after the Statement of Financial Condition date through February 25, 2025, the date the financial statements were available to be issued.

Supplemental Schedules

Itau BBA USA Securities, Inc.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2024 — Schedule I

Computation of net capital		
Stockholder's equity	$	524,887,808
Deductions and/or charges		
Nonallowable assets		
Fixed assets, at cost, net of accumulated depreciation		10,466,727
Cash on deposit and receivable from affiliates		421,172,640
Deferred tax assets, net		12,213,210
Syndicate fees receivable		1,856,281
Current tax receivable		857,842
Deferred rent		3,106,354
Prepaid Expenses		1,898,604
Other assets		2,146,335
Restricted cash, net of reserve bank deposit of $10,074, net $250,000 at Pershing		3,895,352
Other deductions/charges		-
Total deductions		457,613,345
Net capital before haircuts on securities positions		67,274,463
Haircuts on foreign currencies		4,778
Net capital		67,269,685
Minimum capital requirement		250,000
Excess net capital	$	67,019,685

Statement Pursuant to Rule 17a-5(d)(2)(iii) of the Securities and Exchange Commission.

There are no material differences between the above computation and the corresponding computation prepared by Itau BBA USA Securities, Inc. and included in the Company's unaudited Part II FOCUS Report filed by the Company on January 28, 2025.

Itau BBA USA Securities, Inc. claims exemption from SEC Rule 15c3-3 based upon paragraph (k)(2)(i) and paragraph (k)(2)(ii) of the Rule. Itau BBA USA Securities, Inc. also files an exemption report for the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073. As a result, Itau BBA USA Securities, Inc. has not included the Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission schedule.

pwc

Report of Independent Registered Public Accounting Firm

To Management and the Board of Directors of Itau BBA USA Securities, Inc.

We have reviewed Itau BBA USA Securities, Inc.'s assertions, included in the accompanying Itau BBA USA Securities, Inc. Exemption Report, in which:

(1) The Company identified 17 C.F.R. § 240.15c3-3(k) (2)(i), and (2)(ii) as the provisions under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provisions").

(2) The Company stated that it met the identified exemption provisions throughout the year ended December 31, 2024 without exception.

(3) The Company stated that it is also filing its Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ended December 31, 2024 without exception.

The Company's management is responsible for the assertions and for compliance with the identified exemption provisions and the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 throughout the year ended December 31, 2024.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions and the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2)(i) and (2)(ii) of 17 C.F.R. § 240.15c3-3 and the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

PricewaterhouseCoopers LLP

February 25, 2025

Itau BBA USA Securities, Inc.'s Exemption Report

Itau BBA USA Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2): (i) and(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k) throughout the most recent fiscal year without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Itau BBA USA Securities, Inc.

I, Matthew Dukes, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: Executive Representative
Date: February 25, 2025

Itau BBA USA Securities, Inc.

Financial Statements
Pursuant to Rule 17a-5 of the Securities and Exchange Act
December 31, 2024

OMB APPROVAL
OMB Number: 3235-0123 Expires: Oct 31, 2023 Estimated average burden hours per response: 12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing
FEB 28 2025
Washington, DC

SEC FILE NUMBER

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Itau BBA USA Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

599 Lexington Avenue, 34th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Matthew Dukes	(212) 710 6753	matthew.dukes@itau.us
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PricewaterhouseCoopers LLP
(Name – if individual, state last, first, and middle name)

545 NW 26TH STREET - SUITE 800	MIAMI	FL	33127
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MATTHEW DUKES, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ITAU BBA USA SECURITIES, INC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely ~~as that of a customer.~~

RUTE MEGUMI WADA
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01WA0007814
Qualified in NEW YORK County
Commission Expires 05/16/2027

Signature:

Title:
EXECUTIVE REPRESENTATIVE

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Itau BBA USA Securities, Inc.
Index
December 31, 2024

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of Itau BBA USA Securities, Inc.

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Itau BBA USA Securities, Inc. (the "Company") as of December 31, 2024, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 25, 2025

We have served as the Company's auditor since 2008.

PricewaterhouseCoopers LLP, 545 NW 26th St, #8 Floor, Miami, Florida 33127 T: (305) 438 1800, www.pwc.com/us

Itau BBA USA Securities, Inc.
Statement of Financial Condition
December 31, 2024

Assets		
Cash	$	537,395,807
Restricted cash		4,155,485
Receivables from affiliates		1,892,015
Receivable from clearing organizations		14,339,993
Syndicate fees receivable		1,856,281
Right-of-use asset		21,426,065
Fixed assets and leasehold improvement, at cost, net of accumulated depreciation and amortization of $9,378,746		10,466,727
Deferred tax assets, net		12,213,210
Current tax receivable		857,842
Deferred rent		3,106,354
Prepaid expenses		1,898,604
Other assets		2,146,335
Total assets	$	611,754,718
Liabilities and Stockholder's Equity		
Liabilities		
Lease liability		52,628,855
Payables to affiliates		3,890,667
Accounts payable and accrued expenses		30,347,388
Total liabilities		86,866,910
Stockholder's Equity		
Common stock - $0.01 par value, 10,000 shares authorized, issued and outstanding		100
Additional paid-in capital		439,448,577
Retained earnings		85,439,131
Total stockholder's equity		524,887,808
Total liabilities and stockholder's equity	$	611,754,718

1. **Organization and Description of the Business**

Itau BBA USA Securities, Inc. (the "Company"), a Delaware corporation, is wholly owned by ITB Holding Brasil Participacoes Ltda, (the "Parent"). The ultimate parent entity is Itau Unibanco Holding S.A. ("Itau Unibanco"), a publicly owned Brazilian banking corporation. The Company is an investment advisor and a registered broker-dealer with the Securities and Exchange Commission ("SEC"), a member of the Financial Industry Regulatory Authority ("FINRA") and is a member of the Securities Investor Protection Corporation ("SIPC").

The Company's business activities include investment banking, institutional sales, and trading with respect to U.S. and international securities. The Company clears its U.S. transactions through a third-party clearing broker. International transactions are cleared through two affiliates and another third-party broker-dealer.

2. **Significant Accounting Policies**

Cash and Restricted Cash
Cash consists of cash held on deposit at banks. Cash on deposit with financial institutions may, at times, exceed Federal Depository insurance limits. Amounts included in restricted cash primarily represent those required to be set aside by contractual agreements associated with the Company's leases at the GM building.

Cash	$	537,395,807
Restricted cash		4,155,485
Total cash and restricted cash	$	541,551,292

Depreciation and Amortization
Fixed assets are depreciated on a straight-line basis over their estimated useful lives of three to seven years. Leasehold improvements are amortized on a straight-line basis over the shorter of the economic useful life of the improvement or the term of the lease.

Concentrations of Credit Risk
The Company measures exposure to credit risk associated with its activities on an individual counterparty basis and also regularly monitors concentrations and trends in the portfolio. Credit limits are regularly reviewed in light of changing counterparty and market conditions and are monitored daily. The Company has also established concentration limits on the types and credit quality of assets it accepts as collateral, in order to limit undue concentrations in the event of default. The Company considers credit risk on its receivables each period end based on past events, current conditions, and reasonable and supportable forecasts, concluded any expected credit losses are immaterial.

Income Taxes
Deferred tax assets and liabilities are recorded based on temporary differences between the reporting of income and expenses for financial and tax purposes.

Valuation allowances are established for deferred tax assets when it is deemed more likely than not that such assets will not be realized. The Company evaluates the potential need for a valuation allowance on its deferred tax assets each year. In accordance with ASC 740, the Company looks to

the availability of tax carryback or carryforward periods, the reversal of deferred tax liabilities, tax planning strategies, and future projections of income in assessing whether a valuation allowance is necessary.

The Company files a standalone U.S. federal tax return and unitary consolidated state and local tax returns in California, New York State, New York City, Connecticut, and Massachusetts. As a result of filing unitary state and local tax returns, the Company calculates current and deferred taxes using a benefit for loss approach.

The Company follows the accounting guidance for uncertainty in income taxes using the provisions of ASC 740 – Income Taxes. Using the guidance, tax positions initially need to be recognized in the financial statements when it is more-likely-than-not the position will be sustained upon examination by the tax authorities.

Stock Based Compensation
Stock-based compensation is measured based on the grant date fair value of the awards. In line with ASC 718 Compensation – Stock Compensation these stock-based classified awards are remeasured at the end of the reporting period based on the current market value. All stock-based compensation plans established are by Itau Unibanco and correspond to awards that will be settled in cash amounts based on the market value of shares of Itau Unibanco.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Fixed Assets

A summary of the components of fixed assets at December 31, 2024 is as follows:

Leasehold Improvements	$	16,503,018
Equipment		1,872,427
Software		288,798
Furniture and fixtures		1,181,231
		19,845,473
Accumulated depreciation		(9,378,746)
	$	10,466,727

4. Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1") which requires the m5aintenance of a minimum net capital of $250,000.

The Company has elected to use the alternative method, permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital equal to the greater of $250,000 or 2% of aggregate debit items, as defined by the SEC and FINRA. At December 31, 2024, the Company had net capital of $67,269,685, which was $67,019,685 in excess of the minimum net capital required by SEC Rule 15c3-1.

The Company operates as an introducing broker by clearing all transactions with and for customers through its foreign affiliates or U.S. clearing broker. The Company also receives transaction-based

compensation for identifying potential merger and acquisition opportunities for clients. The operations of the Company do not include directly or indirectly receiving, holding, or otherwise owing funds or securities for or to customers. The Company has claimed an exemption from SEC Customer Protection Rule 15c3-3 ("Rule 15c3–3") under section (k)(2)(i) and (ii). The Company also files an exemption report for the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073.

5. Receivable from Clearing Organizations

Receivable from clearing organizations and broker dealers include amounts receivable from unsettled trades, accrued interest receivables and cash deposits. The Company trades are cleared through a clearing firm and settled daily between the clearing firm and the Company. Because of this daily settlement, the amount of unsettled credit exposure is limited to the amount owed to the Company for a very short period of time. In December 2024, due from broker dealers and clearing organization was $14,339,993. Historically, the clearing firm has demonstrated the ability to continuously, without delay or interruptions, make the Company's cash balances available to the Company and no credit losses were recognized during the year. The Company continually reviews the credit quality of its counterparties and clearing firm.

The Company clears its customer transactions through other broker-dealers on a fully disclosed basis.

The Company acts as a chaperone broker-dealer on behalf of its foreign broker-dealer affiliates in accordance with SEC Rule 15a-6. As such, the Company is required to maintain books and records that identify open trades and failed transactions. Additionally, the Company is required to take a net capital charge for failed transactions, even if the foreign broker-dealer is required to take a fails charge under foreign law. The Company records all chaperoned failed-to-deliver as an asset and the corresponding failed-to-receive as a liability on the Statement of Financial Condition. There were no failed-to-deliver or failed-to-receive as of December 31, 2024.

6. Income taxes

The Company's results of operations are included in a standalone U.S. federal tax return. The Company computes its provision for income taxes on a separate company basis. The Company files several combined state and local tax returns. The Company computes its provision / (benefit) for income taxes using the benefit for loss basis as described in Note 2.

The components of the provision for income taxes for the year ended December 31, 2024, are as follows:

	Current	Deferred	Total
Foreign	$ 2,092,139	$ -	$ 2,092,139
Federal	4,929,967	1,295,362	6,225,328
State and local	2,309,074	(1,155,900)	1,153,174
	$ 9,331,179	$ 139,462	$ 9,470,640

The components of the deferred tax assets / (liabilities) are as follows:

Deferred tax assets:		
Lease Liability	$	14,050,249
Deferred compensation		3,905,469
Depreciation and amortization		893,490
Gross deferred tax assets		18,849,208
Deferred tax liabilities:		
Deferred Rent		(829,299)
Right-of-use asset		(5,806,699)
Gross deferred tax liabilities		(6,635,998)
Net deferred tax assets	$	12,213,210

Management has evaluated the Company's ability to realize the deferred tax asset and has concluded that it is more likely than not that it can be recognized. For the year ended December 31, 2024, the Company does not have a valuation allowance recorded against its deferred tax assets.

The Company's federal, New York State, New York City, Connecticut, California, and Massachusetts 2021-2024 tax returns are open to examination by the taxing authorities of each respective jurisdiction. The New York State tax year 2016-2018 tax audit has been closed and there are no adjustments for this audit.

7. Employee Benefit Plans

The Company sponsors a defined contribution 401(k) plan ("the Plan") in which substantially all employees are eligible to participate. Under the terms of the Plan, the Company is required to make contributions to the Plan equal to 100% of the contributions made by each Company participant, up to certain limits.

8. Deferral Bonus Program

The Company's ultimate parent, Itau-Unibanco, operates a cash bonus deferral program. Under the program a portion of an individual's bonus over a certain threshold amount is deferred and vests over a 3-year period, payable in three annual payments over the next three years. Deferred amounts granted to Managing Directors ("MDs") are converted to Phantom Shares and linked to SOFR. Deferral amounts are also granted to certain MDs electing to participate in the parent Company's Phantom Share-linked Instruments Program (see Note 9). An individual with a deferral must be an employee of the Company on (unless the Company and the employee have agreed otherwise) each vesting date to be eligible to receive payment.

9. Phantom Share-linked Instruments Program

Certain elected MDs are entitled to invest a percentage of their cash and deferred bonus to receive a future cash amount linked to the market value of preferred shares of Itau Unibanco (ITUB4) at a vesting date in accordance with stipulated vesting conditions. The company terms this investment as "Phantom Shares". With respect to the deferred portion acquired, 1/3 shall have a vesting period of 1 year, 1/3 shall have a vesting period of 2 years and 1/3 shall have a vesting period of 3 years, all

calculated from the grant date. Additionally, the Company matches the net cash equivalent of the employee's investment (own and deferred) at a ratio of 150%. Own refers to an employee cash bonus which they elect to invest in the program, vesting immediately upon election. Employees earn this "matching" as these vest 50% over 3 years and the remaining 50% over the succeeding 5 years. When employees are terminated or choose to retire, they forfeit the unvested portions (except in certain circumstances).

Payments relating to the own and deferred phantom shares are made 3 years (50%) and 5 years (50%) from the grant date. Payments for the matched phantom shares are made 5 years (70%) and 8 years (30%) from the grant date. The employee is not entitled to any shares in kind; all payments are made in cash.

The Company measures compensation cost related to the share-linked instruments by calculating the mark-to-market value of the granted shares based on the closing price of Itau Unibanco preferred shares at December 31, 2024.

10. Commitments and Contingencies

The Company leases office space under non-cancelable operating leases with third parties. The office space lease agreement, in addition to base rent, is subject to escalation based on certain costs incurred by the landlord. The annual expense incurred is generally in excess of the minimum annual rental commitment due to additional utility and maintenance charges allocated to the Company under the terms of the lease.

Minimum future lease commitments under non-cancelable leases at December 31, 2024 are as follows:

Year	Amount
2025	$ 8,980,239
2026	10,617,374
2027	10,617,374
2028	10,617,374
2029	10,626,199
Thereafter	7,983,231
Total commitments	**$ 59,441,791**

The Company has two collateralized stand-by letters of credits (SBLC) issued by a third-party bank, one due in September 2025 and the other due in December 2025. Both SBLCs are on deposit with the respective landlords totaling $3,895,352, and is recorded in restricted cash on the Statement of Financial Condition.

The Company has future commitments for deferred bonuses totaling $2,205,101 as of December 31, 2024, as disclosed in Note 8.

11. Leases

The Company leases an office at 599 Lexington Avenue ("599 LEX"). The Company recognizes a lease liability and a right of use (ROU) asset at the assignment date of the lease. The lease liability is initially and subsequently recognized based on the present value of the remaining minimum lease payments discounted at the incremental borrowing rate. The implicit rate of this lease is not readily determinable therefore we use an incremental borrowing rate calculated based on the information

available at the time of recording the lease liability. The Company's incremental borrowing rate is 4%. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments). Lease cost for lease payments is recognized on a straight-line basis over the lease term. The remaining lease term is 10 years

ROU asset and lease liability for the year ended December 31, 2024 was $12,839,919 and $12,591,362 respectively, included in the Statement of Financial Condition.

The Company leases an office space at 767 Fifth Avenue ("GM"). The Company recognizes a lease liability and a ROU asset at the commencement date of the lease. For this lease, the Company has elected to use the practical expedient to account for certain fixed non-lease components in the total liability. The implicit rate of this lease is not readily determinable therefore we use an incremental borrowing rate calculated based on the information available at the time of recording the lease liability. The Company's incremental borrowing rate is 4%. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term. The remaining lease term is 5 years.

ROU asset and lease liability for the GM lease for the year ended December 31, 2024 was $8,586,145 and $40,037,492 respectively, included in the Statement of Financial Condition.

12. Off-Balance Sheet Risk

In the normal course of business, the Company is involved in the execution and settlement of various securities transactions. The Company introduces all of its customer domestic transactions to a third-party clearing broker and all of its customer international transactions to a third-party clearing broker and affiliated clearing broker, which are not reflected in these financial statements (except for failed-to-deliver and failed-to-receive), who clear such transactions on a "fully disclosed" basis. The third party and/or affiliated clearing broker may charge the Company for introduced client nonperformance, pursuant to the terms of these agreements. As the right to charge the Company has no maximum amount and applies to all trades executed and/or cleared through the clearing brokers, the Company believes there is no maximum amount assignable to this right. At December 31, 2024, the Company has recorded no liabilities with regard to the right.

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations.

13. Related Party Transactions

The Company enters into certain transactions and service arrangements with affiliates which are subject to service level agreements. All of these affiliates, which include offshore broker-dealers and banking institutions, are beneficially owned by the ultimate parent Itau Unibanco. In addition, the Company executes, clears, and custodies certain of its securities transactions with affiliates. The Company at times is also referred underwriting transactions from the ultimate parent Itau Unibanco. There were no transactions denominated in foreign currencies during the year.

The following table sets forth the Company's related party assets and liabilities as of December 31, 2024:

Assets	
Cash	$419,280,625
Total cash	**419,280,625**
Receivables from affiliates	1,892,015
Total receivables	**1,892,015**
Liabilities	
Payables to affiliates	3,890,667
Total liabilities	**$ 3,890,667**

14. Legal Proceedings

The Company is not involved in any lawsuits concerning matters arising in connection with the conduct of the Company's business.

15. Subsequent Events

The Company has evaluated subsequent events occurring after the Statement of Financial Condition date through February 25, 2025, the date the financial statements were available to be issued.